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                                                                   Exhibit 23.12

                               CONSENT OF EXPERTS


April 14, 2004

I hereby consent to being named and identified as a "qualified person" in connection with the December 31, 2003 resource and reserve estimates (the "Estimates") set forth in Amendment No. 1 to the registration statement on Form F-4 of Kinross Gold Corporation, file number 333-111516 (the "Registration Statement").

I confirm that I have read the Registration Statement with respect to the disclosures concerning the Estimates for which I acted as a qualified person and have no reason to believe that there are any misrepresentations in the information contained therein related to the Estimates or that are otherwise within my knowledge as a result of the services performed by me.

Sincerely,


/s/ W. Yamaoka
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W. Yamaoka, Geologist CREA 40.256 D / SP